UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Financial Statements and Supplemental Information in Accordance with the Financial Reporting Requirements of ERISA	7 - 16

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

	By:	/s/ Kevin C. Clothier
Kevin C. Clothier
Vice President and Corporate Controller

Date: June 19, 2014

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended
December 31, 2013 and 2012

Supplemental information required for Form 5500
as of December 31, 2013

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012	3

Notes to Financial Statements	4 - 9

Supplemental Information *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC
Philadelphia, Pennsylvania
June 18, 2014

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits
	As of December 31,
	2013		2012
ASSETS
Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$2,772,025		$2,312,671
T. Rowe Price Equity Income Fund	2,021,324		1,460,270
Vanguard 500 Index Fund	38,676,435	*	29,455,204	*
Vanguard Balanced Index Fund	12,122,397	*	10,498,276	*
Vanguard Explorer Fund	12,037,901	*	8,444,955	*
Vanguard Extended Market Index Fund	4,536,840		3,229,848
Vanguard International Growth Fund	9,104,125		7,349,036
Vanguard Morgan Growth Fund	1,193,836		700,372
Vanguard Prime Money Market Fund	67,715		70,710
Harbor International Fund	897,527		555,474
Harbor Mid Cap Growth Fund	1,482,416		938,038
Vanguard Target Retirement 2010 Fund	704,449		818,708
Vanguard Target Retirement 2015 Fund	5,862,135		4,103,749
Vanguard Target Retirement 2020 Fund	2,024,890		1,301,210
Vanguard Target Retirement 2025 Fund	3,757,623		2,606,586
Vanguard Target Retirement 2030 Fund	1,339,693		859,128
Vanguard Target Retirement 2035 Fund	1,969,414		1,443,673
Vanguard Target Retirement 2040 Fund	969,199		572,902
Vanguard Target Retirement 2045 Fund	1,128,657		741,653
Vanguard Target Retirement 2050 Fund	592,153		398,367
Vanguard Target Retirement 2055 Fund	109,450		41,489
Vanguard Target Retirement 2060 Fund	12,036		241
Vanguard Target Retirement Income Fund	1,205,281		1,186,133
Vanguard Total Bond Market Index Fund	9,241,804		11,458,679	*
	113,829,325		90,547,372

Vanguard Retirement Savings Trust	48,813,000	*	52,102,377	*
Crown Holdings, Inc. Stock Fund	25,956,881	*	24,322,925	*
Total investments	188,599,206		166,972,674
Receivables
Employer's contributions	71,429		—
Participants' contributions	326,760		—
Notes receivable from participants	3,102,034		3,073,190
Total receivables	3,500,223		3,073,190

Total assets	192,099,429		170,045,864

LIABILITIES	—		—
Net assets available for benefits at fair value	192,099,429		170,045,864

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,255,368)		(2,383,027)
Net assets available for benefits	$190,844,061		$167,662,837

* Represents 5% or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
	For the Year Ended December 31,
	2013	2012
Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income, investments	$4,273,626	$3,221,092
Net appreciation in fair value of investments	23,475,793	11,204,254
Total investment income	27,749,419	14,425,346

Interest income, notes receivable from participants	131,182	138,233
Total interest income, notes receivable	131,182	138,233

Contributions:
Employer	1,440,733	1,275,849
Participant	6,995,068	7,027,335
Total contributions	8,435,801	8,303,184

Other additions	10,468	34,455
Total additions	36,326,870	22,901,218

Deductions from Net Assets Attributed to:
Benefits paid to participants	13,138,199	13,781,389
Miscellaneous fees	7,447	7,780
Total deductions	13,145,646	13,789,169

Net increase	23,181,224	9,112,049

Net Assets Available for Benefits:
Beginning of year	167,662,837	158,550,788
End of year	$190,844,061	$167,662,837

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the “Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Holdings, Inc. and subsidiaries (the “Company”) may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

Contributions
The Plan has two contribution components: a participant salary deferral 401(k) component and a Company matching contribution component. The Plan allows before-tax participant contributions of 2% to 75% of eligible compensation. The Plan also allows after-tax participant contributions of 1% to 10% of eligible compensation. Contribution amounts are subject to certain limitations. The Company makes matching contributions equal to 50% of the employee's contribution, from 3% up to 6% of compensation, depending on the employer company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment directions.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of any miscellaneous fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution plus actual earnings thereon is based on years of continuous service. A participant is considered 25% vested in the Company's contributions after one year of credited service. The participant's vested interest increases at a rate of 25% for each year of service thereafter, with the participant being 100% vested after four years.

Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Notes receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant's account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on notes receivable outstanding as of December 31, 2013 and 2012 range from 4.25% to 9.25%. Principal and interest are paid ratably through monthly payroll deductions. A participant may not have more than two outstanding notes receivable at any one time.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or Company stock at the participant's election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future Company contributions, were $67,715 and $70,710 at December 31, 2013 and 2012, respectively. Forfeitures used to offset Company contributions in 2013 and 2012 totaled $26,644 and $142,032, respectively.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

As described in the authoritative guidance for fully benefit responsive investment contracts, such contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. For the 2013 and 2012 plan years, the Plan invested in the Vanguard Retirement Savings Trust, which holds guaranteed investment contracts which are subject to the authoritative guidance. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts held in the collective trust fund as well as the adjustment of the fully benefit responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

NOTE 3 - INVESTMENTS

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2013	2012

Registered investment companies	$18,502,928	$8,898,716
Common stock fund	4,972,865	2,305,538
Net appreciation in fair value of investments	$23,475,793	$11,204,254

NOTE 4 - FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets and liabilities, and other observable inputs.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Level 3 - Fair value is based on significant unobservable inputs. Examples of valuation methodologies that result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Registered investment companies:
Balanced	$31,797,377	—	$31,797,377
Growth & Income	2,772,025	—	2,772,025
International	10,001,652	—	10,001,652
Inter-term Treasury	9,241,804	—	9,241,804
Large-Cap	41,891,595	—	41,891,595
Mid-Cap	6,019,256	—	6,019,256
Money Market	67,715	—	67,715
Small-Cap Growth	12,037,901	—	12,037,901
Total registered investment companies	113,829,325	—	113,829,325
Common stock fund	25,956,881	—	25,956,881
Collective trust fund	—	$48,813,000	48,813,000

Total	$139,786,206	$48,813,000	$188,599,206

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Total
Registered investment companies:
Balanced	$24,572,114	—	$24,572,114
Growth & Income	2,312,671	—	2,312,671
International	7,904,510	—	7,904,510
Inter-term Treasury	11,458,679	—	11,458,679
Large-Cap	31,615,847	—	31,615,847
Mid-Cap	4,167,886	—	4,167,886
Money Market	70,710	—	70,710
Small-Cap Growth	8,444,955	—	8,444,955
Total registered investment companies	90,547,372	—	90,547,372
Common stock fund	24,322,925	—	24,322,925
Collective trust fund	—	$52,102,377	52,102,377

Total	$114,870,297	$52,102,377	$166,972,674

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

The fair value of the common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

The Vanguard Retirement Savings Trust is a collective trust fund that is valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the collective trust fund is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The collective trust fund's investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

The underlying investments of the collective trust fund consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan's investment in the collective trust fund is not subject to any withdrawal or redemption restrictions. The Plan has no unfunded commitments relating to the collective trust fund at December 31, 2013 and 2012.

The pricing methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan participants invest in shares of registered investment companies and a collective trust fund managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan participants also invest in shares of the Company's stock through the Crown Holdings, Inc. Stock Fund. Loans to participants are secured by the balances in the respective participant accounts. The common stock fund held approximately 582,000 and 661,000 shares of Crown Holdings, Inc. common stock representing 13.6% and 14.5% of Plan assets as of December 31, 2013 and 2012, respectively. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 6 - PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 7 - TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated December 19, 2013 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 8 - RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Supplemental Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. 401(k) RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
December 31, 2013
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan EIN 23-1526444 Plan No. 100
Form 5500, Schedule H, Line 4i
	Identity of Participant-Directed Issues	Investment Type	Current Value
	American Century Equity Income Fund	Registered Investment Company	$2,772,025
	T. Rowe Price Equity Income Fund	Registered Investment Company	2,021,324
*	Vanguard 500 Index Fund	Registered Investment Company	38,676,435
*	Vanguard Balanced Index Fund	Registered Investment Company	12,122,397
*	Vanguard Explorer Fund	Registered Investment Company	12,037,901
*	Vanguard Extended Market Index Fund	Registered Investment Company	4,536,840
*	Vanguard International Growth Fund	Registered Investment Company	9,104,125
*	Vanguard Morgan Growth Fund	Registered Investment Company	1,193,836
*	Vanguard Prime Money Market Fund	Registered Investment Company	67,715
	Harbor International Fund	Registered Investment Company	897,527
	Harbor Mid Cap Growth Fund	Registered Investment Company	1,482,416
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	704,449
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	5,862,135
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	2,024,890
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	3,757,623
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	1,339,693
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,969,414
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	969,199
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	1,128,657
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	592,153
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	109,450
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	12,036
*	Vanguard Target Retirement Income Fund	Registered Investment Company	1,205,281
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	9,241,804
*	Vanguard Retirement Savings Trust	Collective Trust Fund	48,813,000
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	25,956,881
*	Participant Loans	Participant Loans (4.25% - 9.25% interest)	3,102,034
	Total Assets (Held at End of Year)		$191,701,240

*	Party-in-Interest as defined by ERISA

Cost column not required to be reported as all investments are participant directed.